                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                             Harold's Stores, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   413353103
                                (CUSIP Number)


Mr. Lance Laifer                    With a copy to:
Laifer Capital Management, Inc.     Gerald Adler, Esq.
Hilltop Partners, L.P.              Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                 919 Third Avenue
New York, New York 10036            New York, New York 10022
(212) 921-4139                      (212) 758-9500
----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 23, 1997
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D

CUSIP NO. 413353103					PAGE 2 OF   PAGES


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Hilltop Partners, L.P.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*						WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION		        Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        262,526
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   262,526
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               262,526
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*  					[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					         PN
-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 413353103					PAGE 3 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Laifer Capital Management, Inc.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION		        Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        325,977
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   325,977
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                 167,031
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               493,008
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*  					[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					      CO, IA
-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 413353103					PAGE 4 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Lance Laifer
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION		        Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        325,977
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   325,977
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                 167,031
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               493,008
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*  					[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					         IN
-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D
                                Amendment No. 2
                             Harold's Stores, Inc.


                  This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of April 8, 1997 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date June 20, 1997, both relating to the common stock (the "Common Stock") of Harold's Stores, Inc. (the "Company"). The address of the principal executive offices of the Company is 765 ASP Avenue, Norman, Oklahoma 73069. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 262,526 shares (4.6%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 493,008 shares (8.6%) of Common Stock. The 493,008 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 262,526 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 230,482 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  Ranie Hotis is the beneficial owner of 100 shares of Common Stock.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 5,749,627 shares of

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Common Stock of the Company outstanding as of December 8, 1997 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended
November 1, 1997.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 262,526 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 262,526 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 63,451 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 167,031 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  Ranie Hotis has the sole power (i) to vote and to direct the voting of and (ii) to dispose and to direct the disposition of the 100 shares of Common Stock beneficially owned by her.

                  (c) All transactions in the Common Stock effected by the Reporting Persons are set forth in Annex A hereto and are incorporated herein by reference. Except as otherwise indicated, such transactions were purchases effected in the open market.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 1997                HILLTOP PARTNERS, L.P.


                                         By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                              as General Partner


                                         By: /s/ Lance Laifer
                                             ----------------
                                             Lance Laifer
                                             President

                                         LAIFER CAPITAL MANAGEMENT, INC.


                                         By: /s/ Lance Laifer
                                             ----------------
                                             Lance Laifer
                                             President


                                             /s/ Lance Laifer
                                             ----------------
                                             Lance Laifer

                                                  ANNEX A


                                                         LAIFER      HILLTOP      WOLFSON      OFFSHORE
     DATE             TYPE*      PRICE       COMM.      # SHARES    # SHARES     # SHARES     # SHARES
       10/30/97         B      $8.1250       $0.05          200          200            0            0
       11/5/97          B       8.2500        0.05        1,000          600          300          100
       11/5/97          B       8.2500        0.05          300            0          300            0
       11/5/97          B       8.3750        0.06          200            0          200            0
       11/6/97          B       8.7500        0.05          200            0          200            0
       11/17/97         S       8.0000        0.05          800          500          200          100
       11/17/97         S       8.2500        0.05        2,500        1,400          800          300
       11/26/97         S       7.0682        0.05        1,100        1,100            0            0
       12/01/97         B       7.3750        0.06          500          500            0            0
       12/01/97         B       7.2500        0.05          500          500            0            0
       12/01/97         S       6.8750        0.05        4,100        4,100            0            0
       12/02/97         S       6.7500        0.05        1,000        1,000            0            0
       12/03/97         S       7.0000        0.05          300          300            0            0
       12/04/97         S       6.8750        0.05          400          400            0            0
       12/05/97         B       7.1250        0.06          200          200            0            0
       12/05/97         S       7.5417        0.05        1,200        1,200            0            0
       12/10/97         B       7.5000        0.05          200          200            0            0
       12/17/97         B       7.5000        0.05          500            0          500            0
       12/19/97         S       7.2500        0.05        4,000        4,000            0            0
       12/23/97         S       7.2500        0.00       30,000       30,000            0            0

      ------------
      *  B - Open market purchase.
         S - Open market sale.

                                    Page 8


